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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington. D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                 For the Fiscal Year Ended December 31, 1993.

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACTION OF 1934 [NO FEE REQUIRED]


                       Commission File Number:  0-6198


                Full title of Plan:   FIRST AMERICAN CORPORATION
                                      FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN


Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                          FIRST AMERICAN CORPORATION
                            FIRST AMERICAN CENTER
                          NASHVILLE, TENNESSEE 37237



                            Required Information:

Items 1 - 3.  Financial Statements and Schedules

         The Financial Statements and Schedules consisting of pages 4 - 18 were filed with the Securities and Exchange Commission on April 28, 1994 under cover of Form SE.

Exhibits
- - --------

         EXHIBIT
         NUMBER           DESCRIPTION

         (23)             Consent of KPMG Peat Marwick

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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      FIRST AMERICAN CORPORATION
                                      FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN



Date:  April 28, 1994                 By:  /s/ John W. Smithwick
                                         ------------------------------
                                         John W. Smithwick
                                         Chairman, Benefit Plan
                                         Administrative Committee



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                                     INDEX


Financial Statements and Exhibits

FINANCIAL STATEMENTS AND SCHEDULES


       Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
       Statements of Net Assets Available for Benefits  . . . . . . . . . . . . . . . . . . . .  5
       Allocation of Net Assets Available for Benefits to Investment Programs . . . . . . . . .  6
       Statements of Changes in Net Assets Available for Benefits . . . . . . . . . . . . . . .  7
       Allocation of and Changes in Net Assets Available for Benefits
           to Investment Programs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
       Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
       Schedule 1 - Item 27a - Schedule of Assets Held for Investment Purposes  . . . . . . . . 17
       Schedule 2 - Item 27d - Schedule of Reportable Transactions  . . . . . . . . . . . . . . 18


       Schedule I, Investments, for which provision is made in the applicable regulation of the Securities and Exchange Commission, is omitted as the information is included in the Schedule of Assets Held for Investment Purposes. Schedules II and III, for which provision is made in the applicable regulation of the Securities and Exchange Commission, are omitted as the information is included in the financial statements.


EXHIBITS

       23 - Consent of KPMG Peat Marwick



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